650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 8, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED FROM THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ji Shin

Maryse Mills-Apenteng

David Edgar

Patrick Gilmore

Re:	Xactly Corporation

Registration Statement on Form S-1

File No. 333-204288

Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide a supplemental analysis of the Company’s stock based compensation relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

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Below please find a quantitative and qualitative analysis explaining the methods for determining the fair value of each stock-based award since February 1, 2014, the start of the Company’s last fiscal year.

The Company expects to implement a four-to-one reverse stock split to be effective during the week of June 8, 2015 and has reflected such split in the amendment to the Registration Statement filed with the Commission on June 8, 2015. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis, as rounded in the aggregate to reflect the four-to-one reverse stock split.

Historically, for all periods prior to this initial public offering (the “IPO”), the fair values of the shares of common stock underlying the Company’s stock-based awards were estimated on each grant date by the board of directors. In order to determine the fair value of the Company’s common stock underlying option grants, the board of directors considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market of the Company’s common stock, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the common stock, including:

•	contemporaneous valuations of the Company’s common stock performed by unrelated third-party valuation firms;

•	the Company’s stage of development;

•	the Company’s operational and financial performance;

•	the nature of the Company’s services and its competitive position in the marketplace;

•	the value of companies that the Company consider peers based on a number of factors, including similarity to the Company with respect to industry and business model;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions, and the nature and history of the Company’s business;

•	issuances of preferred stock and the rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock;

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•	current business conditions and projections;

•	the history of the Company and the introduction of new solutions; and

•	the lack of marketability of the Company’s common stock.

Common Stock Valuation Methodology

In order to determine the fair value of the Company’s common stock and option grants, the Company considered contemporaneous valuations of its stock from an independent third-party valuation firm that provided the Company with its estimations of enterprise value and the allocations of the enterprise value to each element of the capital structure (preferred stock, common stock, warrants and options). Management provided the independent third-party valuation firm with the Company’s quarterly financial statements, forecast and capitalization information and periodic updates on the state of the Company’s business. When the independent third-party valuation firm provided the Company with its valuation reports, the reports were reviewed by management and the board of directors.

In connection with these valuations, the enterprise value was generally estimated by (a) using a combination of (i) an income approach and (ii) a market approach, and then (b) calculating the midpoint of the resulting enterprise values produced by each of the two approaches. Under the income approach, the enterprise value was based on the expected present value of the Company’s projected future debt-free net cash flows. These future cash flows plus the terminal value (the value of the business at the end of the forecast period) were discounted to their present values using a discount rate. The discount rate was an estimation of the Company’s weighted average cost of capital (WACC), which was derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of each valuation date and was adjusted to reflect the risks inherent in the business cash flows. Under the market approach, the enterprise value was based on estimates of the value of a going concern business by comparing the Company to similar companies whose stock is publicly traded. For the valuations from January 31, 2014 through October 31, 2014, a group of ten comparable publicly traded companies were selected, and for the valuations from January 31, 2015 through April 30, 2015, a group of nine comparable publicly traded companies were selected (after one software-as-a-service (SaaS) company was removed from the group of comparable publicly traded companies following the completion of its acquisition in December 2014), and market multiples were developed using each company’s stock price and other financial data (particularly revenue multiples as the Company is not currently profitable). An estimate of value for the Company was completed by applying selected market multiples to the Company’s revenue and other financial results.

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Once the enterprise value was determined, that value was then allocated among the various classes of securities to arrive at the fair value of the common stock. For all of the options granted after February 1, 2014, the probability weighted expected return method (PWERM) was used. Under the PWERM, the value of equity was estimated based on analyses of future values for the enterprise assuming various possible outcomes, such as an initial public offering, private sale or dissolution/liquidation of the Company. Share value was based on the probability-weighted present value of expected future returns to the equity investor considering the likely future scenarios available to the enterprise, and the rights and preferences of each share class, including both preferred and common stock.

For the options granted during December 2014 and January 2015 (and based on a third-party valuation as of October 31, 2014 while the Company was in the process of completing a Series F preferred stock financing), a hybrid method of PWERM, as modified by an option pricing method (OPM), was used to account for the senior position of the Series F preferred stock. In this hybrid method, the OPM calculation was one of the possible outcomes included in calculating the probability-weighted present value of the future return for each share. The OPM treated each class of preferred and common stock as a call option on all or part of the enterprise’s value, with exercise prices based on the liquidation preferences of the various classes of preferred stock. Under this OPM, the common stock would have value only if funds available for distribution to stockholders exceeded the value of the liquidation preference at the time of a liquidity event. The common stock was treated as a call option that gives the owner the right, but not the obligation, to buy the underlying enterprise value at an exercise price that is priced using the Black-Scholes option pricing model.

Applying the PWERM and PWERM-OPM hybrid resulted in an undiscounted fair value of the Company’s common stock. To account for the illiquidity of the Company’s common stock, a discount for lack of marketability (based on empirical evidence from sources incorporating studies of companies with similar characteristics as well as protective put analyses) was then applied, yielding a fair value of the Company’s common stock on a non-marketable basis.

Securities and Exchange Commission June 8, 2015 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY XACTLY CORPORATION: XTLY-001

History of Common Stock Valuations

The Company granted the following stock options between February 1, 2014 and the date of this letter, each with an exercise price equal to the fair value per share as determined by the Company’s board of directors:

Option Grant Date	Number of Shares Underlying Options	Estimated Fair Value and Exercise Price Per Share at Grant Date (based on most recent 409A valuation)	Estimated Fair Value Per Share for Financial Reporting Purposes	Intrinsic Value Per Share
February 25, 2014	32,750	$7.40	$7.40	$—
March 12, 2014	101,703	$7.40	$7.44	$0.04
April 15, 2014	16,606	$7.40	$7.52	$0.12
June 3, 2014	33,375	$7.52	$7.60	$0.08
September 4, 2014	250,463	$7.72	$7.72	$—
September 29, 2014	81,807	$7.72	$7.76	$0.04
December 11, 2014	232,497	$7.76	$8.40	$0.64
January 20, 2015	235,675	$7.76	$9.16	$1.40
March 26, 2015	42,412	$9.16	$9.64	$0.48
April 17, 2015	63,895	$9.16	$9.96	$0.80
May 12, 2015	81,250	$9.96	$9.96	$—

The following discussion presents the determinations by the Company’s board of directors of the fair value per share of the Company’s common stock underlying each of the option grants:

February 2014 – April 2014 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of January 31, 2014, which determined the fair value of its common stock to be $7.40 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of its two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. Given that at the time of this valuation, the Company was preparing for a potential liquidity event, the PWERM was selected as the more appropriate allocation method for valuing the Company’s common stock. In applying the PWERM, a 47.5% probability was placed on the likelihood of an IPO at an estimated offering price of $11.40 per share (especially given that the Company had begun work on its IPO in January 2014 and made its first confidential submission of a draft registration statement on Form S-1 for its IPO in March 2014), a 37.5% probability was placed on the likelihood of a “high sale” at an estimated price of $9.96 per share and a 15.0% probability was placed on the likelihood of a “low sale” at an estimated price of $5.08 per share. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $9.88, and with the application of the 25% discount for lack of marketability, the estimated fair value of the Company’s common stock was $7.40 per share.

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After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $7.40 per share as of January 31, 2014. In granting stock options with an exercise price of $7.40 per share in February 2014 through April 2014, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since January 31, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

As the February 25, 2014 grants were within thirty days of the valuation report as of January 31, 2014, the Company utilized the fair value of $7.40 for purposes of financial reporting and calculating the annual compensation costs for these grants. Due to the lapse in time between the January 31, 2014 valuation report and the March 12, 2014 option grant dates, the Company prepared a retrospective analysis to assess the fair value of common stock for financial reporting purposes with the benefit of hindsight and calculated the straight-line value of the January 31, 2014 valuation report of $7.40 per share and the April 30, 2014 valuation report of $7.52 per share. The application of the straight-line analysis yielded a value of $7.44 per share for the March 12, 2014 grants, which the Company used for purposes of financial reporting and calculating the annual compensation cost for these grants. As the April 15, 2014 grants were within thirty days of the valuation report as of April 30, 2014, the Company utilized the fair value of $7.52 for purposes of financial reporting and calculating the annual compensation costs for these grants.

June 2014 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of April 30, 2014, which determined the fair value of its common stock to be $7.52 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of the two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. Given that at the time of this valuation, the Company was preparing for a potential liquidity event, the PWERM was selected as the more appropriate allocation method for valuing the Company’s common stock. In applying the PWERM, a 50.0% probability was placed on the likelihood of an IPO at an estimated offering price of $11.16 per share (given that the Company continued its efforts with a confidential submission of a revised draft registration statement on Form S-1 in April 2014), a 37.5% probability was placed on the likelihood of a “high sale” at an estimated price of $10.08 per share and a 12.5% probability was placed on the likelihood of a “low sale” at an estimated price of $5.28 per share. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $10.04, and with the application of the 25% discount for lack of marketability, the estimated fair value of the Company’s common stock was $7.52 per share.

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After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $7.52 per share as of April 30, 2014. In granting stock options with an exercise price of $7.52 per share in June 2014, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since April 30, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

Due to the lapse in time between the April 30, 2014 valuation report and the June 3, 2014 option grant date, the Company prepared a retrospective analysis to assess the fair value of common stock for financial reporting purposes with the benefit of hindsight and calculated the straight-line value of the April 30, 2014 valuation report of $7.52 per share and the July 31, 2014 valuation report of $7.72 per share. The application of the straight-line analysis yielded a value of $7.60 per share for the June 3, 2014 grants, which the Company used for purposes of financial reporting and calculating the annual compensation cost for these grants.

September 2014 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of July 31, 2014, which determined the fair value of its common stock to be $7.72 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of the two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. Given that at the time of this valuation, the Company was preparing for a potential liquidity event, the PWERM was selected as the more appropriate allocation method for valuing the Company’s common stock. In applying the PWERM, a 50.0% probability was placed on the likelihood of an IPO at an estimated offering price of $10.92 per share (which was partially attributable to the Company’s postponement of its IPO), a 37.5% probability was placed on the likelihood of a “high sale” at an estimated price of $10.92 per share and a 12.5% probability was placed on the likelihood of a “low sale” at an estimated price of $5.80 per share. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $10.28, and with the application of the 25% discount for lack of marketability, the estimated fair value of the Company’s common stock was $7.72 per share.

After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $7.72 per share as of July 31, 2014. In granting stock options with an exercise price of $7.72 per share in September 2014, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since July 31, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

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Due to the lapse in time between the July 31, 2014 valuation report and the September 4, 2014 and September 29, 2014 option grant dates, the Company prepared a retrospective analysis to assess the fair value of common stock for financial reporting purposes with the benefit of hindsight and calculated the straight-line value of the July 31, 2014 valuation report of $7.72 per share and the October 31, 2014 valuation report of $7.76 per share. The application of the straight-line analysis yielded a value of $7.72 and $7.76 per share for the September 4, 2014 and September 29, 2014 grants, respectively, which the Company used for purposes of financial reporting and calculating the annual compensation cost for these grants.

December 2014 – January 2015 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of October 31, 2014, which determined the fair value of its common stock to be $7.76 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of the two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. Given that at the time of this valuation, the Company was both (i) completing an $8.5 million Series F preferred financing with existing investors and (ii) preparing for a potential liquidity event in fiscal 2016, a PWERM-OPM hybrid method was selected for valuing the Company’s common stock. In applying the PWERM-OPM hybrid method, a 30.0% probability was placed on the likelihood of an IPO in the first half of fiscal 2016 at an estimated offering price of $12.40 per share, a 30.0% probability was placed on the likelihood of an IPO in the second half of fiscal 2016 at an estimated offering price of $12.16 per share, a 20.0% probability was placed on the likelihood of a “high sale” at an estimated price of $10.84 per share, a 10.0% probability was placed on the likelihood of a “low sale” at an estimated price of $5.96 per share and a 10.0% probability was placed on the likelihood of an OPM scenario with an estimated common share value of $2.20 per share after giving effect to the liquidation preferences of all preferred stock. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $10.36, and with the application of the 25% discount for lack of marketability, the estimated fair value of the Company’s common stock was $7.76 per share.

After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $7.76 per share as of October 31, 2014. In granting stock options with an exercise price of $7.76 per share in December 2014 and January 2015, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since October 31, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

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Due to the lapse in time between the October 31, 2014 valuation report and the December 11, 2014 option grant date, the Company prepared a retrospective analysis to assess the fair value of common stock for financial reporting purposes with the benefit of hindsight and calculated the straight-line value of the October 31, 2014 valuation report of $7.76 per share and the January 31, 2015 valuation report of $9.16 per share. The application of the straight-line analysis yielded a value of $8.40 per share for the December 11, 2014 grants, which the Company used for purposes of financial reporting and calculating the annual compensation cost for these grants. As the January 20, 2015 grants were within 30 days of the January 31, 2015 valuation report, the Company used the $9.16 value for purposes of financial reporting and calculating the annual compensation cost for these grants.

March 2015 – April 2015 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of January 31, 2015, which determined the fair value of its common stock to be $2.29 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of the two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. With respect to the market approach, one SaaS company was removed from the group of comparable publicly traded companies following the completion of its acquisition in December 2014, and market multiples were derived from the remaining nine comparable companies. Given that at the time of this valuation, the Company was preparing for a potential liquidity event in that it had recommenced the preparation of its IPO with a confidential submission of a revised draft registration statement on Form S-1 in April 2015, the PWERM was selected as the more appropriate allocation method for valuing the Company’s common stock. In applying the PWERM, a 40.0% probability was placed on the likelihood of an IPO in the first half of fiscal 2016 at an estimated offering price of $12.72 per share, a 30.0% probability was placed on the likelihood of an IPO in the second half of fiscal 2016 at an estimated offering price of $12.28 per share, a 20.0% probability was placed on the likelihood of a “high sale” at an estimated price of $11.72 per share and a 10.0% probability was placed on the likelihood of a “low sale” at an estimated price of $6.80 per share. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $11.80, and with the application of the 22.5% discount for lack of marketability, the estimated fair value of the Company’s common stock was $9.16 per share.

After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $9.16 per share as of January 31, 2015. In granting stock options with an exercise price of $9.16 per share in March 2015 through April 2015, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since January 31, 2015, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

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Due to the lapse in time between the January 31, 2015 valuation report and the March 26, 2015 option grant date, the Company prepared a retrospective analysis to assess the fair value of common stock for financial reporting purposes with the benefit of hindsight and calculated the straight-line value of the January 31, 2015 valuation report of $9.16 per share and the April 30, 2015 valuation report of $9.96 per share. The application of the straight-line analysis yielded a value of $9.64 per share to the March 26, 2015 grants, which the Company used for purposes of financial reporting and calculating the annual compensation cost for these grants. As the April 17, 2015 grants were within 30 days of the April 30, 2015 valuation report, the Company utilized the fair value of $9.96 for purposes of financial reporting and calculating the annual compensation costs for these grants.

May 2015 Grants

The Company obtained a contemporaneous independent third-party valuation of its common stock as of April 30, 2015, which determined the fair value of its common stock to be $9.96 per share. This valuation applied both an income approach and a market approach to ascertain enterprise value, which was determined to be the midpoint between the results of the two approaches. With respect to the income approach, this valuation utilized a WACC of 14%. Given that at the time of this valuation, the Company was preparing for a potential liquidity event in that it had continued the preparation of its IPO with a public filing of a registration statement on Form S-1 in May 2015, the PWERM was selected as the more appropriate allocation method for valuing the Company’s common stock. In applying the PWERM, a 42.5% probability was placed on the likelihood of an IPO in the first half of fiscal 2016 at an estimated offering price of $13.12 per share, a 32.5% probability was placed on the likelihood of an IPO in the second half of fiscal 2016 at an estimated offering price of $12.68 per share, a 20.0% probability was placed on the likelihood of a “high sale” at an estimated price of $12.04 per share and a 5.0% probability was placed on the likelihood of a “low sale” at an estimated price of $7.28 per share. Accordingly, the undiscounted probability weighted common share value of the Company’s common stock was $12.48, and with the application of the 20% discount for lack of marketability, the estimated fair value of the Company’s common stock was $9.96 per share.

After a consideration of this valuation, the board of directors determined the fair value of the Company’s common stock to be $9.96 per share as of April 30, 2015. In granting stock options with an exercise price of $9.96 per share in May 2015, the board of directors determined in connection with each grant that there were no material changes in the Company’s business since April 30, 2015, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock.

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As the May 12, 2015 grants were within 30 days of the April 30, 2015 valuation report, the Company utilized the fair value of $9.96 for purposes of financial reporting and calculating the annual compensation costs for these grants.

Determination of Estimated Preliminary IPO Price Range

The Company advises the Staff that the Company currently estimates a preliminary IPO price range of [***] to [***] per share. This price range was determined based, in large part, on discussions among the board of directors of the Company, senior management of the Company and representatives of the underwriters for the IPO that took place after May 12, 2015. Prior to such discussions, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The Company expects to include the estimated preliminary IPO price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in May and the Midpoint of the Estimated Preliminary IPO Price Range

The Company respectfully submits that the difference between the fair value of the Company’s Common Stock on May 12, 2015 ($9.96 per share) and the midpoint of the estimated preliminary IPO price range ([***] per share) is primarily the result of the following factors:

•	The estimated preliminary IPO price range assumes a successful initial public offering in June 2015 with no weighting placed on any other outcome for the Company such as an acquisition. In other words, the estimated preliminary IPO price range effectively weights an IPO outcome at 100%, and an IPO outcome can provide a potentially greater return for the holders of common stock of the Company than an acquisition of the Company due to the elimination of the liquidation preferences of the preferred stock as a result of the conversion of preferred stock to common stock in connection with an IPO.

In contrast, at the time of the fair value determinations in May 2015, the Company weighted the potential of an IPO outcome in the first half of fiscal 2016 and second half of fiscal 2016 at 40% and 30%, respectively, and the potential of an acquisition outcome at a “high sale” price and “low sale” price at 20% and 10%, respectively. Based on the status of preparations for the IPO, market conditions, market uncertainties, developments involving its competitors and other developments, the Company believed that an IPO

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during fiscal 2016 (particularly during the first half of fiscal 2016) was most likely for the Company at the time. The Company notes that in the valuation report, the value attributed to the Company’s common stock in the event of an IPO in the first half of fiscal 2016, before factoring in a marketability, minority interest or present value discount, was consistent with the high end of the estimated preliminary IPO price range. The valuation report placed lower values on the Company’s common stock in the event of potential acquisition outcomes due primarily to the preferred stock liquidation preferences described above and, to a lesser extent, to the lower valuations placed on the Company as a whole in the event of an acquisition outcome or other outcomes.

•	Similarly, because the estimated preliminary IPO price range assumes that the IPO is completed and a public market for the Company’s common stock has developed, it excludes any marketability or minority discount for the Company’s common stock. The determinations of fair value in May 2015 reflected the value of the Company’s common stock on a non-marketable, minority basis given the uncertainty of an IPO during that period.

•	The performance of the financial markets in general, and the performance of publicly-traded SaaS companies in particular, continue to be healthy. While there is some volatility in the major markets, the major market indices remain at or near their all-time highs, the market prices of many publicly-traded SaaS companies have increased since February 2014 and several technology companies successfully completed initial public offerings in the past year. Healthy markets, and a generally favorable IPO market, contributed to an increase in the value of the Company’s common stock during the relevant period.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determination that are applicable to valuations based on private company valuation methodologies were not taken into account in the analysis performed by the lead underwriters in considering the estimated preliminary price range for the Company’s IPO.

As a result, the Company has determined that the preliminary IPO price range did not have a material impact on the calculation of stock based compensation expense for any of the option grants between January 31, 2015 and June 8, 2015.

***

Securities and Exchange Commission June 8, 2015 Page 13	CONFIDENTIAL TREATMENT REQUESTED BY XACTLY CORPORATION: XTLY-001

Please direct any questions with respect to this confidential submission to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Christopher W. Cabrera, Xactly Corporation

Joseph C. Consul, Xactly Corporation

Colleen M. Pouliot, Xactly Corporation

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP